SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-3
              Rule 13e-3 Transaction Statement under Section 13(e)
                          of the Securities Act of 1934

                                (Amendment No. 4)

                            NTS-Properties Plus Ltd.
                              (Name of the Issuer)

                            NTS-Properties Plus Ltd.
                        NTS - Properties Plus Associates
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                       of NTS - Properties Plus Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
      (Name, Address and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

         This statement is filed in connection with (check the appropriate box):

       a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

       b. [ ] The filing of a registration statement under the Securities Act of 1933.

       c. [X] A tender offer.

       d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]



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     This  Amendment  No. 4  supplements  and amends the Rule 13e-3  Transaction
Statement on Schedule 13E-3 (the "Original Statement") filed jointly by NTS-Properties Plus Ltd. (the "Partnership") and NTS-Properties Plus Associates (the "General Partner") in connection with an Offer to Purchase dated November 30, 2000 (the "Offer to Purchase") by ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership and the General Partner. The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, Amendment No. 2 on March 6, 2001, and Amendment No. 3 on March 13, 2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 4 amends the Original Statement by including a Notice to Investors dated March 23, 2001, an amended Letter of Transmittal and an amended Letter to Limited Partners, all of which will be sent to limited partners. The amended Letter of Transmittal, amended Letter to Limited Partners and Notice to Investors are attached hereto as Exhibits (a)(1)(vi), (a)(1)(vii) and (c)(8), respectively.

Item 16.  Exhibits.

(a)(1)(vi)        Form of Amended Letter of Transmittal
(a)(1)(vii)       Form of Amended Letter to Limited Partners
(c)(8) Notice to Investors dated March 23, 2001 (incorporated by reference to Exhibit (c)(8) to Amendment No. 4 to Tender Offer Statement on Schedule TO filed by ORIG, LLC, J.D. Nichols and Brian Lavin on March 23, 2001)









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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 23, 2001             NTS-PROPERTIES PLUS, LTD., a Florida limited
                                    partnership

                                    By:  NTS-Properties Plus Associates


                                    By:/s/ J. D. Nichols
                                    --------------------------------------------
                                    J.D. Nichols, Managing General Partner


                                    NTS-PROPERTIES PLUS ASSOCIATES


                                    By: /s/ J. D. Nichols
                                    --------------------------------------------
                                    J. D. Nichols, Managing General Partner









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                                    EXHIBITS


Exhibit
Number                    Description
------                    -----------
(a)(1)(vi)                Form of Amended Letter of Transmittal
(a)(1)(vii)               Form of Amended Letter to Limited Partners
(c)(8)                    Notice to Investors dated March 23, 2001 (incorporated
                          by reference to Exhibit (c)(8) to Amendment No. 4 to Tender Offer Statement on Schedule TO filed by ORIG,
                          LLC, J.D. Nichols and Brian Lavin on  March 23, 2001)









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                                                              EXHIBIT (a)(1)(vi)









                      Form of Amended Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                           NTS - PROPERTIES PLUS LTD.

       Tendered Pursuant to the Offer to Purchase Dated November 30, 2000

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL
                     MUST BE RECEIVED BY THE PARTNERSHIP BY,
 12:00 MIDNIGHT EASTERN STANDARD TIME, ON MONDAY, APRIL 30, 2001(THE "EXPIRATION
                DATE"), UNLESS THE OFFER IS EXTENDED BY OFFEROR.


[Investor Name]                          If applicable:

[Address]                                [Custodian]

[City, State, Zip]                       [Address]

[Tax I.D. #]                             [City, State, Zip]

[# of Interests]                         [Account #]


I am a Limited Partner of NTS-Properties Plus Ltd. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offeror upon the terms and conditions set forth in the Offer to Purchase, dated November 30, 2000 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFEROR TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offeror, and that the Offeror will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

I hereby appoint NTS-Properties Plus Associates (without posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the Offeror, (2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, and (5) upon payment by the Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

                                                                          (Over)



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                        INSTRUCTIONS TO TENDER INTERESTS

         Please complete the following steps to tender your interests:

o    Complete Part 1 by inserting the number of interests you wish to tender.

o    Complete Part 2 by providing your telephone number(s).

o Complete Part 3 by providing the appropriate signature(s). (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be notarized by a Notary Public.

o Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ] I tender my entire interest in the Partnership of ________ interests for a price of $1.30 per interest.

[ ] I tender ______ interests, representing only a portion of my interest in the Partnership, for a price of $1.30 per interest.

PART 2.  TELEPHONE NUMBER(S).

My telephone numbers are:(____)__________ [Daytime] and (___)_________ [Evening]


PART 3.  SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:



Print Name of Limited Partner                   Print Name of Joint Owner


Signature of Limited Partner                    Signature of Joint Owner


Sworn to me this ___ day                        Sworn to me this ___ day
of _____________, 2001.                         of ____________, 2001.

Notary Public                                   Notary Public

FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:



Print Name of Signatory                          Signature

                                                 Sworn to me this ____ day
                                                 of __________, 2001.

Title of Signatory                               Notary Public

Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454



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                                                             EXHIBIT (a)(1)(vii)









                   Form of Amended Letter to Limited Partners

                                [ORIG letterhead]

                                 March 23, 2001

Account Name 1
Account Name 2
Address
City, State Zip

To our Limited Partners:

        Enclosed  for  your  review  is  an  Offer  to  Purchase   your  limited
partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests.



       You currently own ____ interests. ORIG, LLC is offering to purchase your interests for $1.30 per interest, or a total of $__________, subject to the terms of the Offer.

Payment will be made within five business days of the expiration of the Offer.

We invite your attention to the following:

o    This Offer is being made to all Limited Partners.

o    Up to 611,266 interests may be purchased by ORIG, LLC (the "Offeror").

o The Offer will expire at 12:00 midnight, Eastern Standard Time, on Monday, April 30, 2001, unless the Offer is extended.

         After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investor Services c/o Gemisys, before Monday, April 30, 2001, the following:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                                  EXHIBIT (c)(8)









                               Notice to Investors
                              Dated March 23, 2001









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